Exhibit 99.1

ICON Issues Financial Guidance for 2009 and Updates Guidance for 2008

(NASDAQ:ICLR) (ISIN:IE0005711209)

Dublin, Ireland--(BUSINESS WIRE)--January 9, 2009--ICON (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced financial guidance for 2009.

2009 net revenue is expected to be in the range of $930 - $980 million. This compares to an expected outcome of $862 - $865 million for the year ended December 31, 2008, a reduction on previous guidance due to currency factors.

2009 net income per diluted share is expected to be in the range of $1.40 - $1.52. This compares to $1.27 - $1.29 for the year ended December 31, 2008, an increase on previous guidance.

The company will hold a conference call today, January 9th, at 09:00 EST [14:00 Ireland & UK]. A question and answer session will follow.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 5,500 development projects and consultancy engagements across all major therapeutic areas. ICON currently has over 6,800 employees, operating from 71 locations in 38 countries.

Further information is available at www.iconplc.com.

ICON/ICLR-F

CONTACT:
ICON
Investor Relations 1-888-381-7923 or
Ciaran Murray CFO + 353 –1-291-2000